

ANNUAL MEETING OF SHAREHOLDERS
JUNE 15, 2017

forward looking statements



This Presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "forecast," "plans," "intends," "potential" and similar expressions. These statements reflect the company's current beliefs and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements.

Factors which may cause such differences include the company's ability to complete additional acquisitions, expand our distribution, increase our client base and other risks disclosed in the Company's SEC filings. The company undertakes no obligation to update or advise in the event of any change, addition or alteration to the information covered in this press release, including such forward-looking statements.

NEWGIOCO GROUP, INC. (OTCQB:NWGI) IS A PUBLICLY TRADED DELAWARE HOLDING COMPANY WITH LICENSED SUBSIDIARIES OPERATING IN THE LEISURE GAMING MARKET IN ITALY

A GROWING PORTFOLIO OF OVER 1,000 WEB-BASED AND 110 LAND-BASED LOCATIONS UNDER A STRONG " *NEWGIOCO* " BRAND

OWN AND OPERATE A GAMING SOFTWARE DEVELOPMENT COMPANY WITH A LEADING-EDGE BETTING PLATFORM TECHNOLOGY

subsidiaries

  

- Popular Online and Land-based gaming brand operating throughout Italy

- Main license holder operating:
  ◦ Land-based locations under the Newgioco brand, with 7 corner and 2 agency locations
  ◦ Operates over 1,000 web-shops

- Approx. 36,000 active online players

- Popular Online Sports-bet brand operating throughout Italy

- CED authorized Land-based operator

- 107 agency locations

- Approx. 40,000 active online players

- Rapidly expanding to add additional locations over next 3-6 month period

- Innovative Betting Platform Technology ("**BPT**") brand named "ELYS"

- Fully certified for global operations

- Dedicated management team

- Experienced and talented and software development team

Mission: Become a top 10 leisure gaming operator in Italy and eventually expand into other global online and electronic gaming markets

Strategy: Take advantage of government legislated consolidation in Italy to secure key locations

Scale-up to benefit from cost savings and augment our recognizable Newgioco brands

delivering on expectations – expansion

Acquisition of Ulisse and Odissea

- Enterprise changing acquisitions
- Cash generative, self-sustaining subsidiaries
- Profitable operations with consistent and growing cash flow
- Large land-based footprint of over 100 agency locations
- Easily integrated into current Newgioco operations
- Innovative betting platform with talented and experienced engineers

delivering on expectations – exceptional growth


$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Turnover Processed
Net Revenues

delivering on expectations – stock perrformance



Newgioco Group Inc. (NWGI) - Barchart.com

Immediate opportunities

- Growth through acquisitions

- Expand BPT distribution in Italy for organic improvement on margin, economies of scale, implement cost saving strategies, and leverage BPT to negotiate future acquisitions

- Newgioco can capitalize on being fully integrated gaming operator following the Italian licence renewal auction

- Expansion beyond Italy is planned after completion of renewal auction, targeting a liberalised U.S. market in the mid range future

Near term focus – major exchange listing

- Objective to be listed on a senior stock exchange in fiscal 2017

- Currently meeting listing requirements

- Senior stock exchange listing benefits:

  - Wider access to financing including equity capital

  - Global recognition

  - Analyst coverage

Thank You for attending and for your continuous support of

Newgioco Group, Inc.